Exhibit 2

Fourth Quarter Results 2025

Brickell Flatiron, Miami, United States

Stock Listing Information	Investor Relations

NYSE (ADS)	In the United States:

Ticker: CX	+ 1 877 7CX NYSE

Mexican Stock Exchange (CPO)	In Mexico:

Ticker: CEMEX.CPO	+ 52 (81) 8888 4327

Ratio of CEMEXCPO to CX = 10:1	E-Mail: ir@cemex.com

Operating and financial highlights

	January - December					Fourth Quarter
					l-t-l					l-t-l
	2025	2024	% var		% var	2025	2024	% var		% var
Consolidated volumes
Domestic gray cement	43,272	43,851	(1%)			10,816	10,704	1%
Ready-mix	42,921	43,814	(2%)			10,715	11,067	(3%)
Aggregates	132,497	135,463	(2%)			33,847	33,322	2%
Sales	16,132	16,063	0%		(0%)	4,180	3,780	11%		4%
Gross profit	5,311	5,408	(2%)		(1%)	1,363	1,216	12%		5%
as % of Sales	32.9%	33.7%	(0.8	pp)		32.6%	32.2%	0.4	pp
Operating earnings before other income and expenses, net	1,789	1,823	(2%)		(1%)	457	373	22%		15%
as % of Sales	11.1%	11.4%	(0.3	pp)		10.9%	9.9%	1.0	pp
SG&A expenses as % of Sales	9.6%	9.6%	0.0	pp		9.4%	9.6%	(0.2	pp)
Controlling interest net income (loss)	960	939	2%			(356)	48	N/A
Operating EBITDA	3,080	3,058	1%		1%	781	675	16%		9%
as % of Sales	19.1%	19.0%	0.1	pp		18.7%	17.9%	0.8	pp
Free Cash Flow from Operations	1,222	1,064	15%			748	761	(2%)
Total debt	6,780	6,700	1%			6,780	6,700	1%
Earnings (loss) of Controlling interest net income per ADS	0.66	0.65	2%			(0.25)	0.03	N/A
Fully diluted earnings (loss) of Controlling interest net income per ADS	0.65	0.64	2%			(0.24)	0.03	N/A
Average ADSs outstanding (1)	1,469	1,469	0%			1,467	1,471	(0%)
Employees	39,462	44,009	(10%)			39,462	44,009	(10%)

(1)

For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form. The calculation of Average ADSs outstanding also includes the restricted ADSs allocated to eligible employees as variable compensation.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters. In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Consolidated Net Sales reached US$4.2 billion in 4Q25, a 4% increase from 4Q24 on a like-to-like basis, supported by positive performance in Mexico and EMEA.

Cost of sales, as a percentage of Net Sales, decreased by 0.4pp to 67.4% in 4Q25 compared with the same period last year, driven by continued savings from Project Cutting Edge and a favorable energy environment.

Operating expenses, as a percentage of Net Sales, decreased 0.6pp in 4Q25 to 21.7%, mainly benefiting from overhead savings under Project Cutting Edge.

Operating EBITDA reached US$781 million in 4Q25, increasing 9% on a like-to-like basis, reflecting cost efficiencies along with higher prices and better operational performance in Mexico in the second half of the year.

Operating EBITDA margin in 4Q25 increased 0.8pp to 18.7% year-on-year. Full year margin was stable, reflecting a significant expansion in the second half as cost efficiencies began to materialize. All regions reported relatively flat to improved Operating EBITDA margin in 2025.

Controlling interest net income in 4Q25 was impacted by a goodwill impairment and asset write-down, resulting in a loss of US$356 million. For the full year Controlling interest net income grew 2%.

2025 Fourth Quarter Results	Page 2

Operating results

Mexico

	January - December					Fourth Quarter
	2025	2024	% var		l-t-l % var	2025	2024	% var		l-t-l % var
Sales	4,364	4,881	(11%)		(7%)	1,206	1,050	15%		3%
Operating EBITDA	1,404	1,475	(5%)		(1%)	379	283	34%		20%
Operating EBITDA margin	32.2%	30.2%	2.0	pp		31.5%	26.9%	4.6	pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(8%)	(1%)	(11%)	(11%)	(12%)	(2%)
Price (USD)	1%	17%	2%	18%	2%	23%
Price (local currency)	5%	5%	6%	6%	6%	11%

In Mexico, results showcase continued cement volume recovery, alongside contributions from cost efficiency initiatives and pricing, with Operating EBITDA rising 20% on a like-to-like basis and Operating EBITDA margin expanding by 5pp in the quarter. For the first quarter since the Mexican election in mid-2024, we saw sales growth year over year.

Volume trend reflected sustained improvement in demand with average daily cement sales increasing by 8% on a sequential basis compared to 3Q25, outperforming historical seasonality patterns.

In 2025, prices for our three core products increased by mid-single digits.

As expected, public spending on social programs and infrastructure is beginning to gain momentum, albeit from a low base. Rural Road projects as well as other programs are showing early signs of increased activity, benefiting bagged cement volumes. We are also seeing an acceleration in the social housing program where the federal government has established a goal of building 1.8 million houses during this administration.

United States

	January - December					Fourth Quarter
	2025	2024	% var		l-t-l % var	2025	2024	% var		l-t-l % var
Sales	5,008	5,194	(4%)		(4%)	1,202	1,233	(3%)		(3%)
Operating EBITDA	979	1,031	(5%)		(5%)	241	238	1%		1%
Operating EBITDA margin	19.5%	19.8%	(0.3	pp)		20.1%	19.3%	0.8	pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(3%)	(3%)	(6%)	(6%)	(2%)	10%
Price (USD)	(3%)	(3%)	1%	(0%)	4%	1%
Price (local currency)	(3%)	(3%)	1%	(0%)	4%	1%

The United States reached a record fourth quarter Operating EBITDA with Operating EBITDA margin near record highs, underscoring the resilience of our business in challenging market conditions.

Performance in 4Q25 was driven by Project Cutting Edge, with higher kiln efficiency, along with the consolidation of Couch Aggregates.

Ready-mix and aggregates prices increased 1% and 4% in 2025, respectively, while cement prices declined by low single digits during the same period, reflecting competitive pressure in select markets.

Demand conditions continue to reflect strength in infrastructure with some bright spots in the industrial sector offset by continued softness in residential.

In our aggregates business, which accounts for close to 40% of Operating EBITDA in the U.S., volumes increased 10% in 4Q25, driven by investments coming online, including Couch Aggregates.

2025 Fourth Quarter Results	Page 3

Operating results

Europe, Middle East, and Africa

	January - December					Fourth Quarter
	2025	2024	% var		l-t-l % var	2025	2024	% var		l-t-l % var
Sales	5,118	4,631	11%		6%	1,328	1,155	15%		5%
Operating EBITDA	788	637	24%		19%	194	177	10%		1%
Operating EBITDA margin	15.4%	13.8%	1.6	pp		14.6%	15.4%	(0.8	pp)

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	7%	7%	6%	3%	3%	(1%)
Price (USD)	6%	10%	7%	12%	4%	10%
Price (local currency) (*)	2%	2%	1%	2%	(1%)	1%

In the EMEA region, Operating EBITDA and Operating EBITDA margin in 2025 reached new records. Strong performance was driven by higher volumes and prices, alongside cost efficiencies under Project Cutting Edge.

Pro forma for several year-end adjustments, Operating EBITDA in EMEA grew by a double-digit rate, with Operating EBITDA margin expanding 1pp, supported by positive performance in both Europe and Middle East and Africa.

Demand conditions in EMEA continued with a positive trend, with cement and ready-mix volumes in the quarter growing by 7% and 3%, respectively, and by a mid-single digit rate for the year. In Europe, despite difficult weather conditions, we posted high single-digit growth in cement volume, primarily related to infrastructure projects in Eastern Europe, and sustained housing activity and infrastructure investment in Spain.

Full year cement and ready-mix prices in EMEA increased by low-single digits. Prices in Europe were stable sequentially in 4Q25 while full year price dynamics are explained by geographic mix and limited competitive pressure in specific markets.

Going forward, the implementation of the Carbon Border Adjustment Mechanism in continental Europe, along with the gradual phase-out of free EU ETS allowances this year, should be supportive of cement pricing in 2026 and beyond.

(*) Calculated on a volume-weighted-average basis at constant foreign exchange rates.

2025 Fourth Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - December					Fourth Quarter
	2025	2024	% var		l-t-l % var	2025	2024	% var		l-t-l % var
Sales	1,144	1,111	3%		1%	281	267	5%		(3%)
Operating EBITDA	223	212	5%		2%	53	52	2%		(5%)
Operating EBITDA margin	19.5%	19.1%	0.4	pp		18.9%	19.4%	(0.5	pp)

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	2%	(0%)	(5%)	(14%)	(11%)	(28%)
Price (USD)	3%	7%	7%	18%	6%	35%
Price (local currency) (*)	2%	1%	5%	3%	5%	20%

The South, Central America and the Caribbean region delivered Operating EBITDA growth for the third consecutive year, driven by pricing discipline and continued benefits from Project Cutting Edge. Fourth quarter Operating EBITDA performance reflects the impact of Hurricane Melissa in Jamaica, as well as increased maintenance in Colombia and Trinidad and Tobago.

In Colombia, cement volumes continued to recover, growing 7% in the quarter and 2% in 2025, driven by the informal sector with bagged cement benefiting from stabilizing macroeconomic conditions.

Jamaica posted record Operating EBITDA in 2025 with cement volumes growing by 7%. Demand has been mainly driven by the tourism sector and self-construction. The completion of the kiln debottlenecking project in third quarter 2025 is allowing us to profitably substitute lower margin imports with local production.

Sequential prices for cement and ready-mix in 4Q25 are relatively stable with variation largely due to geographic mix.

We remain optimistic about the medium-term outlook for the region, where improved consumer sentiment and formal construction are expected to drive demand.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2025 Fourth Quarter Results	Page 5

Operating results

Operating EBITDA and Free Cash Flow from Operations

	January - December			Fourth Quarter
	2025	2024	% var	2025	2024	% var
Operating earnings before other expenses, net	1,789	1,823	(2%)	457	373	22%
Depreciation and amortization of assets	1,291	1,234		324	302

Operating EBITDA	3,080	3,058	1%	781	675	16%
Net Interest Paid	(398)	(514)		(84)	(103)
Maintenance capital expenditures & lease payments (1)	(917)	(1,011)		(312)	(404)
Change in working capital	(16)	223		529	636
Net Taxes Paid	(301)	(854)		(78)	(59)
Other cash expenditures (2)	(322)	(51)		(103)	(60)
Proceeds from sales of fixed assets	104	90		16	55
Free cash flows from discontinued operations	(8)	124		0	20

Free Cash Flow from Operations	1,222	1,064	15%	748	761	(2%)

In millions of U.S. dollars, except percentages.

(1)	Including lease payments of US$71 million in 4Q25 and US$72 million in 4Q24; US$285 million for the period of January-December 2025 and US$290 million in January-December 2024.
(2)	Includes US$183 million in severance payments for the period of January-December 2025, and US$48 million in 4Q25.

Net Debt Variation: Amounts below are presented in terms of their effect on Net Debt
Net debt	4Q24:	5,836	3Q25:	5,592

Free Cash Flow from Operations (effect on Net Debt)		(1,222)		(748)

Growth capital expenditures		477		106

Acquisitions and divestments		(965)		(164)
Dividends		127		33
Investments in intangible assets		210		60
Coupons on subordinated notes		99		—
Others, net (1)		394		79

Net debt variation		(879)		(634)

Net debt	4Q25:	4,958	4Q25:	4,958

In millions of U.S. dollars.

(1)	Others net, for FY 2025 is largely explained by FX conversion effect and activities related to our stock compensation plan.

Information on debt

	Fourth Quarter			Third Quarter		Fourth Quarter
	2025	2024	% var	2025		2025	2024
Total debt (1)	6,780	6,700	1%	6,789	Currency denomination (3)
Short-term	21%	7%		11%	U.S. dollar	68%	77%
Long-term	79%	93%		89%	Euro	21%	15%
Cash and cash equivalents	1,822	864	111%	1,198	Mexican peso	7%	5%

Net debt	4,958	5,836	(15%)	5,592	Other	3%	3%

Consolidated net debt (2)	5,022	5,802		5,666	Interest rate (3)
Consolidated leverage ratio (2)	1.63	1.81		1.88	Fixed	67%	74%
Consolidated coverage ratio (2)	8.37	7.26		7.86	Variable	33%	26%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements.
(3)	Includes the effect of our interest rate and cross-currency derivatives, as applicable.

2025 Fourth Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - December				Fourth Quarter
	2025	2024	% var	like-to-like % var	2025	2024	% var	like-to-like % var
STATEMENT OF OPERATIONS
Sales	16,131,879	16,062,818	0%	(0%)	4,179,704	3,780,482	11%	4%
Cost of sales	(10,821,365)	(10,654,668)	(2%)		(2,817,015)	(2,564,547)	(10%)

Gross profit	5,310,514	5,408,149	(2%)	(1%)	1,362,690	1,215,936	12%	5%
Operating expenses	(3,521,373)	(3,584,877)	2%		(905,629)	(842,743)	(7%)

Operating earnings before other income and expenses, net	1,789,142	1,823,273	(2%)	(1%)	457,060	373,193	22%	15%
Other expenses, net*	(784,291)	(511)	N/A		(575,657)	19,342	N/A

Operating earnings	1,004,851	1,822,762	(45%)		(118,597)	392,536	N/A
Financial expense	(453,825)	(546,306)	17%		(108,104)	(123,591)	13%
Other financial income (expense), net	148,648	(377,512)	N/A		10,562	(104,766)	N/A
Financial income	47,731	37,333	28%		16,389	10,899	50%
Results from financial instruments, net	(42,898)	32,169	N/A		(2,832)	43,901	N/A
Foreign exchange results	231,796	(353,417)	N/A		17,894	(135,342)	N/A
Effects of net present value on assets and liabilities and others, net	(87,981)	(93,597)	6%		(20,890)	(24,224)	14%
Equity in gain (loss) of associates	89,672	92,568	(3%)		33,789	24,317	39%

Income (loss) before income tax	789,346	991,511	(20%)		(182,351)	188,496	N/A
Income tax	(385,005)	(67,423)	(471%)		(112,469)	54,688	N/A

Profit (loss) of continuing operations	404,341	924,088	(56%)		(294,820)	243,184	N/A
Discontinued operations	565,384	36,117	1465%		(66,327)	(189,637)	65%

Consolidated net income (loss)	969,724	960,205	1%		(361,148)	53,547	N/A
Non-controlling interest net income (loss)	9,567	21,395	(55%)		(5,629)	5,238	N/A

Controlling interest net income (loss)	960,158	938,810	2%		(355,518)	48,309	N/A

Operating EBITDA	3,080,073	3,057,509	1%	1%	781,034	675,481	16%	9%
Earnings (loss) of Controlling interest net income per ADS	0.66	0.65	2%		(0.25)	0.03	N/A

(*) Includes US$538 million in impairments and US$183 million in severance payments for the period of January-December 2025, and US$493 million in impairments and US$48 million in severance payments in 4Q25

	As of December 31
	2025	2024	% var
STATEMENT OF FINANCIAL POSITION
Total assets	28,965,511	27,298,867	6%
Cash and cash equivalents	1,822,359	863,926	111%
Trade receivables less allowance for doubtful accounts	1,769,503	1,582,091	12%
Other accounts receivable	834,259	714,532	17%
Inventories, net	1,522,353	1,484,927	3%
Assets held for sale	41,665	265,087	(84%)
Other current assets	106,629	105,331	1%
Current assets	6,096,768	5,015,894	22%
Property, machinery and equipment, net	12,168,484	11,240,048	8%
Other assets	10,700,258	11,042,925	(3%)

Total liabilities	15,343,831	14,822,090	4%
Current liabilities	7,383,629	6,092,987	21%
Long-term liabilities	4,457,103	5,340,113	(17%)
Other liabilities	3,503,099	3,388,990	3%

Total stockholder’s equity	13,621,680	12,476,777	9%
Common stock and additional paid-in capital	7,699,108	7,699,108	0%
Other equity reserves	(2,418,491)	(2,755,270)	12%
Subordinated notes	1,974,000	1,985,040	(1%)
Retained earnings	6,059,388	5,246,755	15%
Non-controlling interest	307,674	301,144	2%

2025 Fourth Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter
Sales	2025	2024	% var	like-to-like % var	2025	2024	% var	like-to-like % var
Mexico	4,363,991	4,881,483	(11%)	(7%)	1,205,845	1,050,054	15%	3%
U.S.A.	5,007,818	5,193,941	(4%)	(4%)	1,201,659	1,233,321	(3%)	(3%)
Europe, Middle East and Africa	5,117,521	4,630,955	11%	6%	1,327,851	1,154,664	15%	5%
Europe	3,818,996	3,621,247	5%	0%	969,743	872,358	11%	2%
Middle East and Africa	1,298,525	1,009,708	29%	24%	358,108	282,306	27%	16%
South, Central America and the Caribbean	1,144,391	1,111,082	3%	1%	280,836	267,389	5%	(3%)
Others and intercompany eliminations	498,158	245,356	103%	109%	163,513	75,054	118%	122%

TOTAL	16,131,879	16,062,818	0%	(0%)	4,179,704	3,780,482	11%	4%

GROSS PROFIT
Mexico	2,154,712	2,403,402	(10%)	(7%)	567,300	487,392	16%	4%
U.S.A.	1,454,268	1,496,024	(3%)	(3%)	374,678	352,841	6%	6%
Europe, Middle East and Africa	1,336,930	1,160,762	15%	10%	330,619	314,655	5%	(3%)
Europe	1,061,252	971,066	9%	4%	259,921	257,351	1%	(7%)
Middle East and Africa	275,678	189,696	45%	45%	70,698	57,304	23%	14%
South, Central America and the Caribbean	354,695	352,804	1%	(2%)	83,464	85,158	(2%)	(10%)
Others and intercompany eliminations	9,910	(4,843)	N/A	N/A	6,629	(24,110)	N/A	N/A

TOTAL	5,310,514	5,408,149	(2%)	(1%)	1,362,690	1,215,936	12%	5%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	1,190,314	1,268,329	(6%)	(2%)	322,534	234,150	38%	23%
U.S.A.	483,707	516,897	(6%)	(6%)	133,823	116,260	15%	15%
Europe, Middle East and Africa	444,053	330,431	34%	30%	100,601	100,588	0%	(7%)
Europe	295,498	250,857	18%	10%	64,439	73,348	(12%)	(19%)
Middle East and Africa	148,555	79,573	87%	92%	36,162	27,240	33%	25%
South, Central America and the Caribbean	150,233	149,609	0%	(3%)	32,017	36,705	(13%)	(17%)
Others and intercompany eliminations	(479,165)	(441,993)	(8%)	(10%)	(131,915)	(114,510)	(15%)	(3%)

TOTAL	1,789,142	1,823,273	(2%)	(1%)	457,060	373,193	22%	15%

2025 Fourth Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of sales.

	January - December				Fourth Quarter
				like-to-like				like-to-like
	2025	2024	% var	% var	2025	2024	% var	% var
OPERATING EBITDA
Mexico	1,403,801	1,475,454	(5%)	(1%)	379,293	282,509	34%	20%
U.S.A.	978,739	1,030,655	(5%)	(5%)	241,150	238,280	1%	1%
Europe, Middle East and Africa	787,528	637,221	24%	19%	194,410	177,245	10%	1%
Europe	568,585	508,957	12%	5%	138,088	135,932	2%	(6%)
Middle East and Africa	218,944	128,264	71%	71%	56,322	41,313	36%	26%
South, Central America and the Caribbean	222,959	212,387	5%	2%	53,206	51,983	2%	(5%)
Others and intercompany eliminations	(312,954)	(298,209)	(5%)	(7%)	(87,025)	(74,536)	(17%)	2%

TOTAL	3,080,073	3,057,509	1%	1%	781,034	675,481	16%	9%

OPERATING EBITDA MARGIN
Mexico	32.2%	30.2%	2.0pp		31.5%	26.9%	4.6pp
U.S.A.	19.5%	19.8%	(0.3pp)		20.1%	19.3%	0.8pp
Europe, Middle East and Africa	15.4%	13.8%	1.6pp		14.6%	15.4%	(0.8pp)
Europe	14.9%	14.1%	0.8pp		14.2%	15.6%	(1.4pp)
Middle East and Africa	16.9%	12.7%	4.2pp		15.7%	14.6%	1.1pp
South, Central America and the Caribbean	19.5%	19.1%	0.4pp		18.9%	19.4%	(0.5pp)

TOTAL	19.1%	19.0%	0.1pp		18.7%	17.9%	0.8pp

2025 Fourth Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter
	2025	2024	% var	2025	2024	% var
Consolidated cement volume (1)	52,680	51,348	3%	13,361	12,908	4%
Consolidated ready-mix volume	42,921	43,814	(2%)	10,715	11,067	(3%)
Consolidated aggregates volume (2)	132,497	135,463	(2%)	33,847	33,322	2%

Per-country volume summary

	January - December	Fourth Quarter	Fourth Quarter 2025
	2025 vs. 2024	2025 vs. 2024	vs. Third Quarter 2025
DOMESTIC GRAY CEMENT VOLUME
Mexico	(8%)	(1%)	6%
U.S.A.	(3%)	(3%)	(10%)
Europe, Middle East and Africa	7%	7%	(5%)
Europe	5%	5%	(11%)
Middle East and Africa	11%	11%	13%
South, Central America and the Caribbean	2%	(0%)	(5%)
READY-MIX VOLUME
Mexico	(11%)	(11%)	(0%)
U.S.A.	(6%)	(6%)	(8%)
Europe, Middle East and Africa	6%	3%	(4%)
Europe	(2%)	(1%)	(6%)
Middle East and Africa	17%	9%	(1%)
South, Central America and the Caribbean	(5%)	(14%)	(11%)
AGGREGATES VOLUME
Mexico	(12%)	(2%)	7%
U.S.A.	(2%)	10%	(1%)
Europe, Middle East and Africa	3%	(1%)	(9%)
Europe	2%	(1%)	(8%)
Middle East and Africa	6%	(3%)	(11%)
South, Central America and the Caribbean	(11%)	(28%)	(17%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2025 Fourth Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - December	Fourth Quarter	Fourth Quarter 2025 vs.
	2025 vs. 2024	2025 vs. 2024	Third Quarter 2025
DOMESTIC GRAY CEMENT PRICE
Mexico	1%	17%	0%
U.S.A.	(3%)	(3%)	(1%)
Europe, Middle East and Africa (*)	6%	10%	(3%)
Europe (*)	3%	7%	(0%)
Middle East and Africa (*)	34%	40%	(0%)
South, Central America and the Caribbean (*)	3%	7%	1%
READY-MIX PRICE
Mexico	2%	18%	2%
U.S.A.	1%	(0%)	(1%)
Europe, Middle East and Africa (*)	7%	12%	1%
Europe (*)	7%	10%	(0%)
Middle East and Africa (*)	10%	17%	4%
South, Central America and the Caribbean (*)	7%	18%	4%
AGGREGATES PRICE
Mexico	2%	23%	7%
U.S.A.	4%	1%	(3%)
Europe, Middle East and Africa (*)	4%	10%	1%
Europe (*)	2%	7%	0%
Middle East and Africa (*)	11%	23%	4%
South, Central America and the Caribbean (*)	6%	35%	17%

All price variations are based on FOB prices.

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2025 Fourth Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - December	Fourth Quarter	Fourth Quarter 2025 vs.
	2025 vs. 2024	2025 vs. 2024	Third Quarter 2025
DOMESTIC GRAY CEMENT PRICE
Mexico	5%	5%	(1%)
U.S.A.	(3%)	(3%)	(1%)
Europe, Middle East and Africa (*)	2%	2%	(4%)
Europe (*)	(2%)	(2%)	(0%)
Middle East and Africa (*)	45%	34%	(2%)
South, Central America and the Caribbean (*)	2%	1%	(2%)
READY-MIX PRICE
Mexico	6%	6%	(0%)
U.S.A.	1%	(0%)	(1%)
Europe, Middle East and Africa (*)	1%	2%	(0%)
Europe (*)	2%	1%	(0%)
Middle East and Africa (*)	4%	5%	1%
South, Central America and the Caribbean (*)	5%	3%	(2%)
AGGREGATES PRICE
Mexico	6%	11%	5%
U.S.A.	4%	1%	(3%)
Europe, Middle East and Africa (*)	(1%)	1%	1%
Europe (*)	(2%)	(1%)	0%
Middle East and Africa (*)	3%	8%	1%
South, Central America and the Caribbean (*)	5%	20%	11%

All price variations are based on FOB prices.

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2025 Fourth Quarter Results	Page 12

Other Information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January – December			Fourth Quarter
In thousands of US dollars	2025	2024	% var	2025	2024	% var
General and administrative expenses	1,182,780	1,154,117	2%	302,539	263,356	15%
Selling expenses	359,304	380,289	-6%	89,447	97,727	-8%
Distribution and logistics expenses	1,735,629	1,824,302	-5%	449,339	421,994	6%

Operating expenses before depreciation	3,277,712	3,358,709	-2%	841,326	783,077	7%

Depreciation in operating expenses	243,661	226,168	8%	64,304	59,666	8%

Operating expenses	3,521,373	3,584,877	-2%	905,629	842,743	7%

As % of Net Sales
General and administrative expenses	7.3%	7.2%		7.2%	7.0%
SG&A expenses	9.6%	9.6%		9.4%	9.6%

Equity-related information

As of December 31, 2024, based on our latest 20-F Annual Report, the number of outstanding CPO-equivalents was 14,487,786,971. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information, if any, regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2024. For the three-month period ended December 31, 2025, no CPOs were repurchased by Cemex under its share repurchase program approved at Cemex, S.A.B. de C.V.’s ordinary annual shareholders meeting held on March 25, 2025.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2024, were 20,541,277. Starting 2024, employees receive restricted ADRs instead of restricted CPOs. Restricted ADRs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	Fourth Quarter				Third Quarter
	2025		2024		2025
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,276	-74	1,363	104	1,313	-63
Interest rate swaps (2)	1,903	-20	1,257	-86	1,640	-26
Fuel derivatives (3)	248	4	357	6	244	7

	3,427	-90	2,977	24	3,197	-82

1)	The exchange rate derivatives are used to manage currency exposures arising from net investments in foreign operations.
2)

As of December 31, 2025, these instruments are related to bank loans, including interest rate swap derivatives with a notional amount of US$705 million, and interest rate and exchange rate swap derivatives with a notional amount of US$1,198 million.

3)

Cemex’s derivative financial instruments portfolio includes swaps and financial options. These derivative instruments are mainly used to hedge the market price risk of certain fuels associated with certain Cemex operations, such as transportation and production. In addition, there are call spreads on Brent oil and derivatives thereof, designed to mitigate the exposure related to the implicit cost of fuel in distribution expenses.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of disposal of the net investment. As of December 31, 2025, in connection with the derivatives portfolio’s fair market value, Cemex recognized changes in fair market value resulting in a financial liability of US$90 million.

2025 Fourth Quarter Results	Page 13

Other Information

Discontinued operations

On October 6, 2025, Cemex concluded the sale of substantially all its operations and the majority of its assets in Panama to an affiliate of Grupo Estrella, primarily comprising one cement plant and related cement assets, ready-mix concrete, aggregates assets, and rights to acquire additional reserves for Panama’s operations, for a total consideration of US$200 million. Cemex retained its admixtures business in Panama. The sale resulted in a loss on disposal of US$63 million and a goodwill write off of US$24 million. For the period from January 1 to October 6, 2025 and for the year ended December 31, 2024, Cemex’s operations in Panama are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

On January 30, 2025, Cemex completed the sale of its operations in the Dominican Republic to Cementos Progreso Holdings, S.L., and its strategic partners for a total consideration of US$950 million, after adjustments for final cash, debt, and working capital balances. The divested assets consisted of one cement plant in the Dominican Republic with two integrated production lines, along with related cement, ready-mix concrete, aggregates, and marine terminal assets. For the period from January 1 to January 30, 2025 and for year ended December 31, 2024, Cemex’s operations in the Dominican Republic are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations,” including in 2025 a gain on sale of US$551 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of sale and goodwill write off of US$13 million.

On December 2, 2024, considering separate agreements with each counterparty and the satisfaction of closing conditions, including the approval by the Philippine Competition Commission and the fulfillment of other requirements by the purchasers to the shareholders of Cemex Holdings Philippines, Inc. (now named Concreat Holdings Philippines, Inc.) (“CHP”), including the noncontrolling interest owned by third parties in CHP, Cemex concluded the sale of its operations and assets in the Philippines to DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to Cemex’s controlling interest of US$798 million including the sale of minority investments and debt assumed by the purchaser. The assets sold consisted of 2 cement plants, 18 land distribution centers, and six marine distribution terminals. From the period from January 1 to December 2, 2024, Cemex’s operations in the Philippines are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

On September 10, 2024, Cemex sold its operations in Guatemala to Holcim Group, for a total consideration of US$212 million. The divested assets mainly consisted of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready-mix plants and five distribution centers. For the period from January 1 to September 10, 2024, Cemex’s operations in Guatemala are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

The table below summarizes the income statements for the year and the fourth quarter, ending December 31, 2025 and 2024. It includes: a) Panama’s results from January 1 to October 6, 2025 and for 2024; b) the Dominican Republic’s results from January 1 to January 30, 2025 and for 2024; c) the Philippines’ results from

January 1 to December 2, 2024; and d) Guatemala’s results from January 1 to September 10, 2024:

INCOME STATEMENTS	Jan-Dec		Fourth Quarter
(Millions of U.S. dollars)	2025	2024	2025	2024
Sales	131	875	1	166
Cost of sales, operating expenses, other expenses, and gain on sale, net	445	-731	-67	-268
Interest expense, net, and others	-6	—	—	-5

Income (loss) before income tax	570	144	-66	-107

Income tax	-4	-108	—	-83

Net result from discontinued operations	566	36	-66	-190

2025 Fourth Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Colombia, Puerto Rico, Nicaragua, Jamaica, Trinidad and Tobago, Guyana, Barbados, Peru and Bahamas.

The EMEA region includes Europe, Middle East and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion includes operations in United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow from operations Cemex defines it as Operating EBITDA minus net interest paid, maintenance capital expenditures, maintenance lease payments, fixed asset sales, change in working capital, net taxes paid, and other cash expenditures.

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Sales, when referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

Operating EBITDA margin, or EBITDA margin, is calculated by dividing our “Operating EBITDA” by our sales.

pp equals percentage points.

Prices all reference to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Growth capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Investment in intangible assets equals investments and expenses incurred in the development of internal-use software, industrial property, and trademarks.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter
	2025	2024	2025	2024	2025	2024
	Average	Average	Average	Average	End of period	End of period
Mexican peso	19.19	18.55	18.30	20.42	18.01	20.83
Euro	0.8851	0.9265	0.8602	0.9439	0.8513	0.9654
British pound	0.7573	0.7819	0.7527	0.7850	0.7420	0.7988

Amounts provided in units of local currency per U.S. dollar.

2025 Fourth Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us,” “our,” or similar expressions refer to Cemex, S.A.B. de C.V. (NYSE: CX; BMV: CEMEX.CPO) and its consolidated entities. The information included in this report contains forward-looking statements within the meaning of applicable securities laws and regulations, including but not limited to Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of applicable securities laws and regulations in all jurisdictions where such provisions exist, including but not limited to the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, goals, targets, and expectations (operative, financial or otherwise), and typically can be identified by the use of words such as, but not limited to, “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target”, “goal,” “strategy,” “intend,” “aimed,” or other forward-looking words. Unless otherwise indicated, these forward-looking statements reflect our expectations and projections about the future based on certain assumptions and on our knowledge of facts and circumstances as of the date such forward-looking statements are made. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results, performance and/or achievements may vary, including materially, from historical results, performance and/or achievements or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, assumptions, and other important factors that could cause results and any estimate, projection and/or guidance presented in this report to differ or fail to materialize, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission (“SEC”), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“BMV”), which factors are incorporated herein by reference, including, but not limited to: changes in general economic, political and social conditions, including government shutdowns, new governments or regimes and decisions implemented by such new governments or regimes, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence and the liquidity of the financial and capital markets in Mexico, the United States of America, the European Union (the “EU”), the United Kingdom, or other countries in which we operate; the cyclical activity of the construction sector and reduced construction activity in our end markets or reduced use in our end markets for our products; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the public and private infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash or other contributions to the pension plans; changes in spending levels for residential and commercial construction and general infrastructure projects; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices of raw materials, goods and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations; our ability to secure and permit aggregates reserves in strategically located areas in amounts that our operations require to operate or operate in a cost-efficient manner; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply with regulations and implement technologies and other initiatives that aim to reduce and/or capture CO2 emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have operations; the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, export controls, construction, human rights and labor welfare, and acquisition-related rules and regulations in the countries and regions in which we have operations; the effects of currency fluctuations on our results of operations and financial condition; our ability to satisfy our obligations under our debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, and also regarding our subordinated notes with no fixed maturity and other financial obligations; adverse legal

2025 Fourth Quarter Results	Page 16

Disclaimer

or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by third parties, government and regulatory agencies, including antitrust investigations and claims; our ability to protect our reputation and intellectual property; our ability to consummate asset sales or consummate asset sales in terms favorable to Cemex, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products and services, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including but not limited to tariffs or import taxes, including those imposed by the United States of America to key markets in which we operate, in particular, Mexico and the EU, and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (the “USMCA”), and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain; availability and cost of trucks, railcars, barges, and ships, terminals, warehouses, as well as their licensed operators, drivers, staff and workers for transport, loading and unloading of our materials or that are otherwise a part of our supply chain; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities and how any measures implemented by governments to detect and prevent money laundering, terrorism financing and corruption, and other illegal activities, affect our customers, suppliers and countries in which we do business in general; defaults, losses or disruptions in agreements, financial transactions or operations resulting from sanctions or restrictions imposed on any financial institution, including but not limited to banks, common representatives, trustees, payment processors, paying agents or other financial intermediaries, or any related parties; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as global, regional or national instability, hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, conflicts in the Middle East and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as, for example, COVID-19); and our ability to implement our climate action program in effect at any given time, if any, including our current “Future in Action” climate action program, and to achieve our sustainability goals and objectives in effect at any given time, if any, including under our current “Future in Action” climate action program.

Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance and/or achievements may vary materially from historical results, performance, and/or achievements and/or results, performance and/or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us. Forward-looking statements should not be considered guarantees of future performance, and past results or developments are not indicative of results or developments in subsequent periods. Actual results, performance and/or achievements of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained in the information disclosed

2025 Fourth Quarter Results	Page 17

Disclaimer

in this report. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The forward-looking statements and the information contained in this report are made and stated as of the dates specified in this report and are subject to change without notice; and, except to the extent legally required, we expressly disclaim, any obligation or undertaking to update or correct the information contained in this report or revise any forward-looking statements in this report, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the SEC, the CNBV and the BMV. Market data used in this report not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments; accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are internal records of Cemex.

This report includes certain non-International Financial Reporting Standards (“IFRS”) financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA” (operating earnings before other expenses, net plus depreciation and amortization) and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements for the same period. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. The financial measures presented in the report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organization to refer to their reports in this report. Cemex acts in strict compliance with antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products.

The information, statements, and opinions contained in this report are for informational purposes only and do not constitute a public offer under any applicable legislation, an offer to sell, or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments. You should not construe any such information or other material as legal, tax, investment, financial, or other advice. Cemex is not responsible for any third-party information referenced.

2025 Fourth Quarter Results	Page 18

Disclaimer

Cautionary Statement Regarding Environmental, Social, and Governance (“ESG”) and Sustainability-Related Data, Metrics, and Methodologies

This report may include non-financial metrics, estimates, or other information related to ESG and sustainability matters that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified.

The preparation of certain information on ESG and sustainability matters that may be contained in the report requires the application of a number of key judgments, assumptions, and estimates. The reported measures reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or, to the extent legally required, may need to be restated or changed. The disclosure of information on sustainability related matters is not yet subject to the same recognized or accepted reporting or accounting principles and rules as traditional financial information. Consequently, there are no commonly accepted reporting practices for us to follow, and ESG metrics among organizations in our industry may not be comparable. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in the report, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis.

Additionally, the information disclosed in this report may contain references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a “green”, “social”, or “sustainable” or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as “green”, “social”, or “sustainable” or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that our activities, products, or assets and/or reporting of such activities and/or reporting of those activities, products, or assets will meet any present or future expectations or requirements for describing or classifying such activities, products, or assets as “green”, “social”, or “sustainable” or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

Cautionary Statement Regarding Forward-Looking ESG or Sustainability Statements

Certain sections in the report may contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, business and human rights, corporate governance, research and development and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements may also include references to specific programs, such as our current “Future in Action” climate action program, as well as various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to: the extent and pace of climate change, including the timing and manifestation of physical and transition risks; the macroeconomic environment; uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies; the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks;

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Disclaimer

changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven; excessive costs and expenses related to acquire and/or develop technology for mitigation; the roll-out of low carbon infrastructure; the availability and adoption of renewable energy in our value chain; the development of carbon capture, circular utilization, and sequestration technologies, including the adoption of cost-effective carbon-related technologies such as carbon capture, utilization, and storage; the availability of accurate, verifiable, reliable, consistent, and comparable climate-related data; lack of transparency and comparability of climate-related forward-looking methodologies; variation in approaches and outcomes, as variations in methodologies may lead to under or overestimates and consequently present exaggerated indication of climate-related risk; and reliance on assumptions and future uncertainty. Calculations of forward-looking metrics are complex and require many methodological choices and assumptions.

Accordingly, undue reliance should not be placed on these forward-looking statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations.

There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

UNLESS OTHERWISE NOTED, ALL MONETARY FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

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